UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2026

Commission File Number: 001-42155

Ping An Biomedical Co., Ltd.

(Registrant’s Name)

22/F, China United Plaza, 1002-1008, Tai Nan West Street,

Cheung Sha Wan, Kowloon, Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

When used in this Form 6-K, unless otherwise indicated, the terms “the Company,” “ Ping An Biomedical Co., Ltd. ,” “we,” “us” and “our” refer to  Ping An Biomedical Co., Ltd. and its subsidiaries.

Changes in Registrant’s Certifying Accountant

Previous Independent Registered Public Accounting Firm

On August 5, 2026, our board of directors resolved not to reappoint WWC, P.C. (“WWC”) as our independent accountants. We informed WWC of this determination on August 5, 2026, which was effective August 5, 2026. The Company would like to extend sincere appreciation to WWC for its dedication throughout the years.

WWC, P.C. has rendered reports on our consolidated financial statements since the year ended September 30, 2020. During the fiscal years ended September 30, 2024 and 2025 through the date of this form 6-K, WWC has neither provided any adverse opinion or qualifications on our consolidated financial statements nor had a disagreement with the Company since their engagement on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements that, if not resolved to WWC’s satisfaction, would have caused WWC to make reference to the subject matter of the disagreement in connection with the audit of the Company’s consolidated financial statements.

None of the reportable events described under Item 16F(a)(1)(v) of Form 20-F occurred within period of the engagement of WWC.

We have provided WWC with a copy of this report prior to its filing with the Securities and Exchange Commission (the “SEC”). WWC has provided a letter to us, dated August 7, 2026 and addressed to the SEC, which is attached hereto as Exhibit 16.1 and is hereby incorporated herein by reference.

New independent registered public accounting firm

We have engaged Edston Global PAC (“Edston”) as our independent registered public accounting firm, effective August 6, 2026. The decision to engage Edston as our independent registered public accounting firm was approved by our board of directors.

During the two most recent fiscal years and through the date of this report, we have not consulted with Edston regarding any of the following:

1.	the application of accounting principles to any specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our financial statements;

2.	the type of audit opinion that might be rendered on the Company’s financial statements by Edston, in either case where written or oral advice provided by Edston would be an important factor considered by the Company in reaching a decision as to any accounting, auditing or financial reporting issues; or

3.	any matter that was either the subject of a disagreement (as described under Item 16F(a)(1)(v) of Form 20-F)

Financial Statements and Exhibits.

Exhibit No.	Description
16.1	Letter of WWC, P.C. dated August 7, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PING AN BIOMEDICAL CO., LTD.

Date: August 7, 2026	By:	/s/ Pijun Liu
	Name:	Pijun Liu
	Title:	Chairperson of the Board of Directors

2